

September 8, 2017

Edwin Moses
Chief Executive Officer
Ablynx NV
Technologiepark 21
9052 Ghent/Zwijnaarde, Belgium

> **Re: Ablynx NV**
> **Amendment No. 3 to**
> **Draft Registration Statement on Form F-1**
> **Submitted on August 28, 2017**
> **CIK No. 0001617582**

Dear Dr. Moses:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted August 28, 2017

Capitalization, page 80

1. Please revise the total of your table to include your equity plus your loan and borrowings consistent with the guidance in Item 3.B., capitalization and indebtedness, of Form 20-F.

Management, page 163

2. We refer to your July 26, 2017 response to prior comment 20 which indicates that each permanent representative of a legal entity is liable in the same way as the legal entity

which he or she represents.   Please revise the prospectus on page 164 to disclose this information and also clarify whether the statement concerning liability applies both to Belgian law and U.S. federal securities laws.

3.   Please tell us whether Belgian law permits legal entities to serve in executive committee positions, including in the capacity of Chief Financial Officer. Revise to disclose, if true, that Wim Ottevaere, who you identify on page 168 as the "permanent representative" of Woconsult BVBA, is liable under Belgian law and US federal securities laws in the same way as the legal entity which he or she represents. With reference to your signature page, tell us why the signature block does not indicate that Woconsult BVBA is "permanently" represented by Mr. Ottevaere.

You may contact Sasha Parikh at 202-551-3627 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Mitchell S. Bloom, Goodwin Procter, LLP